June 23, 2021

Ron Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: PF ROYALTY I LLC (the “Company”)

Offering Statement on Form 1-A

Filed April 21, 2021

Amendment No. 2 to Offering State on Form 1-A

Filed May 27, 2021

File No. 024-11508

Dear Mr. Alper:

We are in receipt of your comment letter dated June 21, 2021, regarding the Offering Statement filed May 27, 2021.  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Statement (“Amended Offering Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the Amended Offering Statement, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note your response to comment 3. Please clarify the amount of securities subject to this offering statement that are being allocated to your distribution reinvestment program.

No Class A Interests will be reserved or allocated towards the distribution reinvestment program.  To the extent that the Company has reached the $75 million annual cap, distributions will not be reinvested but will be distributed as cash.  The revised language reads as follows:

Q: May I reinvest my cash distributions in additional Class A Interests?

A: Yes, although the Company plans to make regular cash distributions of net income, an investor may elect to re-invest distributions and purchase additional Class A Interests, which reinvestment will be part of this Regulation A Offering and will be subject to the $75 million annual cap for Regulation A Offerings.  No Class A Interests will be reserved for reinvestment and to the extent the Company has reached the $75 million limitation, any funds designated for reinvestment will be distributed in the form of cash to the investors and may be invested in the subsequent 12-month period.  Any amounts reinvested towards the purchase of additional Class A Interests will be at the then current price.

Risk Factors

Interests are not liquid in the short term . . . , page 12

2. We note your response to comment 2. Please revise this risk factor to clarify that investors are prohibited from transferring their shares within the first three years unless approved by the manager and that you have no intention of establishing a redemption plan or other form of liquidity for investors.

We have revised the risk factor to read as follows:

Interests are not liquid in the short term and may not be liquid at any time, therefore your ability to resell your Interests may be extremely limited.

If you invest in the Company, then you must assume the risks of an illiquid investment. The Operating Agreement provides that the Class A Interests may not be transferred without the consent of the Manager at any time prior to three (3) years following the date of investment.  The Company does not have a redemption or repurchase plan and no secondary market for the sale of the Class A Interests exists.  The Manager may, in the future, create a mechanism for the sale, purchase or redemption of Member’s Class A Interests. Unless and until such mechanism is fully developed and implemented the level of liquidity for the Class A Interests should be considered uncertain. There is a risk that there will be no liquidity will be made available for Members to sell their Class A Interests and the Members will have to retain their Class A Interests until the Company is liquidated.

Plan of Distribution, page 24

3. We note your response to comment 12 and your revisions to the offering, including that you intend to conduct "monthly" closings. We note that the form of subscription agreement filed as exhibit 4.1 does not appear to contemplate "monthly" closings, and instead appears to reference a single closing. In addition, we note that section 3.2 indicates that the manager retains sole discretion to accept or reject, in whole or in part, a subscription. Please revise the description of your offering, and in particular, the "Plan of Distribution" section, for consistency with the subscription agreement.

The Subscription Agreement has been revised to contain the following language:

3.2.The Offering is being conducted on an ongoing basis and this Closing is one of multiple closings which the Manager will conduct on a monthly basis.  Purchaser understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for Class A Interests, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Purchaser of notice of acceptance of this subscription.  If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Price or the rejected portion thereof to the Purchaser without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect.  If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

The revised Subscription Agreement has been filed as Exhibit 4.1 and the Plan of Distribution has been updated to read as follows:

The Offering is being conducted on an ongoing basis and Closings will be conducted on a monthly basis.  The Manager, in its sole discretion, reserves the right to accept or reject any subscription for Class A Interests, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Purchaser of notice of acceptance of this subscription.  If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Price or the rejected portion thereof to the Purchaser without deduction, offset or interest accrued thereon. If this subscription is rejected in whole a Subscription Agreement shall thereafter be of no further force or effect.  If this subscription is rejected in part, a Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

We respectfully request that the SEC approve qualification at it’s earliest convenience.  Upon receipt of notice of qualification, we will request a date of effectiveness.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.